 Exhibit 99.5

RELEVANT EXCERPTS OF THE MINUTES OF THE AUDIT COMMITTEE

FOR CENTRAL PUERTO S.A. (“THE COMPANY “ OR “CPSA”)

MINUTES N.º 137. This Committee convened in Buenos Aires, on March 9, 2018. In attendance full members of the Audit Committee Messrs. Osvaldo Arturo RECA, Miguel DODERO and Jorge VILLEGAS. At 11 a.m. the (…) second item in the agenda was brought to the attention of the Meeting.

2) ANALYSIS OF THE AUDIT COMMITTEE MEETING ANNUAL REPORT FOR THE YEAR 2017: The Audit Committee Annual Report for fiscal year 2017 was submitted to the meeting. In the event of being approved, this Report will be submitted to the Company Board of Directors. For the record, the final report will be presented to the shareholders once the accounting statements by December 2017 have been delivered and approved by the Board. Should there be no objections, this report will be deemed final, needing no further approval or ratification.

AUDIT COMMITTEE ANNUAL REPORT

Buenos Aires, March 9, 2018
Messrs. Directors and Shareholders of

Central Puerto S.A. Dear Sirs,

We, in our capacity as of members of the Audit Committee of Central Puerto S.A. (“the Committee”) and in compliance with relevant regulations, issue this report regarding the treatment given during the fiscal year ended in December 2017 to matters of our competence as described in section IV art. 110 of Law 26831 and title II Ch. III Section V of the norms of the National Securities Commission (“CNV norms”) listed in item 3 of this report.

I. Creation of the Audit Committee

The Committee was created by resolution of the Annual Meeting held on April 4, 2004.

II. Composition of the Committee

By December 31, 2017, Committee members were Directors Osvaldo Arturo Reca, Miguel Dodero and Jorge Villegas and Messrs. Jorge Carlos Bledel and Juan José Salas as alternate members. Messrs. Dodero and Villegas are independent directors, pursuant to CNV norms.

Members are in office for one year and are eligible for reelection once. The Board of Directors approved its Internal Regulations (“the Regulations”) on May 9, 2003 and amendments thereto on March 5, 2014 and August 5, 2015. The role of the Committe stems from art. 110 of Law 26,831, from the CNV norms and from its own Regulations.

III. Scope of tasks performed.

During the fiscal year ended December 2017 the Committee met at the intervals mandated by the Regulations. The Commitee received support from the legal adviser on several issues affecting the role and responsibilities of the Audit Committee pursuant to complying with legislation in force.

The Committee has performed actions deemed to be required regarding matters of its competence as stated in art. 110 of Law 26,381 and in CNV norms, including:

1) Independence of the External Auditor

The appointment of an External Auditor was discussed.

Background and different offers to audit the financial statements for the fiscal year 2017 were considered, and the Committee recommended the appointment of the firm Ernst & Young as independent auditors for fiscal year 2017.
Completion of work plans was discussed, based on information from external auditors themselves and from meetings devoted to discussion of quarterly and annual balances.

Both the independence of the auditors and their operation policies were evaluated. The services provided were examined, as well as the invoiced fees, which were found reasonable for services provided.

2) Internal Control Systems

The internal auditors have taken part in the meetings of the Audit Committee and have drafted the relevant reports about verification and analysis of management pursuant to risk control and risk assessment programs. They have also informed, in due form and time, the results of the work plans developed in order to measure the effect of risks appeared during the fiscal year and their impact on accounting-financial information. Meetings have been regularly held with management, for the purpose of considering their opinions and reaching agreement to prepare quarterly accounting statements, the annual balance and the evaluation of risks instrinsic to the activities of each sector.

3) Economic-financial information

The key economic-financial information that the Company discloses to the public or to the control agencies has been analyzed.

4) Risk management information

The variables that may impact the business regarding protection of assets and equity have been evaluated.

5) Proposed Fees

Directors’ fees to be submitted to the Stockholders Meeting have been evaluated. Directors have abstained on the subject of their own fees.

6) Transactions with Related Parties

Transactions have been evaluated with companies under the provisions of art. 33 of Law 19,550 and of art. 72 of Law 26,831 in order to determine whether they were covered in Section b) of the above mentioned article.

7) Conflicts of Interests

Transactions have been evaluated with a view to determine whether they created conflicts of interests with Company officials and shareholders.

8) Other relevant issues

Among others:

On March 10, 2017 the Committee: a) evaluated the Company’s financial statements as of December 31, 2016 and for the year then ended; b) examined the Audit Committee Annual Report for fiscal year 2016; c) discussed de Action Plan for fiscal year 2017; d) gave an opinion about the fees of Directors, the Supervisory Commission and the External Auditor; and e) discussed the updating of the Company Governance Code.

On May 11, 2017 the Committee: a) examined the financial statements as of March 31, 2017 and for the three-month period then ended; b) evaluated the Internal Audit presentation on transactions with related companies.

On July 14, 2017 the Committee: a) evaluated the presentation by the Environment Management about the environmental status and the integrated management system; b) evaluated the presentation by the Internal Audit about the action plan for the second semester 2017; and c) evaluated the presentation by the Internal Audit about audits at the Company’s plants.

On August 10, 2017 the Committee: a) discussed the Accounting Statements by June 30, 2017; and b) discussed the presentation by the External Auditor about annual planning of external auditing under norms of the Public Company Accounting Oversight Board (“PCAOB”) for fiscal years ended December 31, 2016 and December 31, 2015.

On September 26, 2017 the Committee evaluated the Company financial statements as of December 31, 2016 and 2015, and for the years then ended, written in English and following the provisions of International Norms of Financial Information (NIIF for its Spanish acronym) as issued by the International Accounting Standard Board (IASB).

On November 9, 2017 the Committee: a) discussed the presentation of the External Auditor about the Company financial statements as of November 30, 2017; and b) discussed the presentation by the Internal Audit about a general review of general services contracted at Company plants.

On December 19, 2017 the Committee: a) discussed the presentation of the Finance Management about treatment and approval of the proposal “Audit Committee pre-aproval policy and memo of procedures for services given by the independent auditor”; b) discussed the presentation by the External Auditor about Ernst & Young´s audit plan for fiscal year enede December 31, 2017; and c) evaluated the presentation by Internal Audit about transactions with related companies.

The Committee has received all information needed and clarification required to fulfil their duties, and has no observations on that matter.

IV. Outcome of our work

As a result of the performance of our duties and regarding fiscal year ended December

31, 2017, we are in a position to say:

1) External Audit

We have no observations about the independence of the external auditor and their performance and delivery of information has been reliable.
Fees during fiscal year ended December 31, 2017 totaled $AR 10.246.670 for auditing and related services and $AR 444.638 for tax services.

2) Internal Control Systems

We have not observed anything in internal control or accounting administrative systems that could affect the information submitted to the National Securities Commission or to the markets.

3) Economic-financial Information

The Committee has no significant observation about economic-financial information disclosed by the Company to the public or to the control agencies.

4) Risk Management Information

All matters relevant to risk management have been included in the accounting statements disclosed to the National Securities Commission.

5) Proposed Fees

There is no objection to Directors´ fees to be discussed at the Stockholders’ Meeting.

6) Transactions with Related Parties

All transactions with related parties were entered into under prevailing market terms and conditions.

The members of the Audit Committee unanimously approve the Annual Report for fiscal year 2017. There being no more items to discuss, the meeting is adjourned at 12 a.m.

Osvaldo Arturo Reca Miguel Dodero Jorge Villegas

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